UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2026

Commission File Number: 001-41502

WEARABLE DEVICES Ltd.

(Translation of registrant’s name into English)

5 Ha-Tnufa Street

Yokne-am Illit, Israel 2066736

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On February 2, 2026, Wearable Devices Ltd. (the “Company”) announced the Board of Directors (the “Board”), appointed Mr. Kobbi Nir to serve as an independent director of the Company. The Board has classified Mr. Nir as a Class II director, and he will be submitted for re-appointment at the 2027 Annual General Meeting of the Company’s shareholders. Mr. Nir will also serve as a member of the Board’s audit committee and compensation committee. Mr. Nir will succeed Mr. Yaacov Goldman, who is stepping down from the Board, effective January 31, 2026. Mr. Goldman’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

Since September 2021, Mr. Nir has served as the chief financial officer and deputy chief executive officer of Moodify Ltd., a deep-tech artificial intelligence company. Prior to that, he worked as the chief financial officer and chief operating officer of Scope Technology from 2020 to 2021. Mr. Nir previously served as the chairman of the board of directors of Hod Hasharon Municipal Company from 2018 to 2023, as a director for Green Mix from Benny and Zvika Group Ltd. from 2018 to 2021, and has been serving as board member and chair of the audit committee at One of Us, a non-profit organization, since January 2023. Mr. Nir holds a B.A. degree in Political Science and Government from the University of Haifa, a B.A degree in Accounting and Financing from Hebrew University of Jerusalem and a M.B.A. from Reichman University (previously known as IDC Herzliya).

The Board concluded that Mr. Nir is qualified to serve as a director and is independent under the rules of the Nasdaq Stock Market. The Company expects to enter into its standard indemnification agreement with Mr. Nir, on substantially the same terms as the indemnification agreements previously entered into between the Company and each of its directors and executive officers. Mr. Nir is not a party to any transactions that are disclosable under Item 7.B of Form 20-F.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the registration statements on Form S-8  (File Nos. 333-291857, 333-290148, 333-284010, 333-269869, and 333-274343) and on Form F-3 (File Nos. 333-274841 and 333-291100) of the Registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wearable Devices Ltd.

Date: February 2, 2026	By:	/s/ Asher Dahan
Asher Dahan
Chief Executive Officer

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